Free Writing Prospectus

Filed Pursuant to Rule 433

SAMSON OIL & GAS EXTENDS RIGHTS OFFER IN U.S.

Denver 1500 hours April 22nd; Perth 0500 hours April 23rd, 2013

Samson Oil & Gas Limited (ASX: SSN; NYSE MKT: SSN) today announced that it is extending the deadline for holders of American Depositary Shares (“ADSs”) to subscribe to its pending Rights Offer. The new expiration date for holders of ADSs to participate in the Rights Offer is Thursday, May 9, 2013, at 5:00 pm New York time. As announced earlier today in Australia, the deadline for holders of Samson’s ordinary shares traded on the Australian Securities Exchange to participate in the Rights Offer on the ASX has been extended to Wednesday, May 15, 2013, at 5:00 pm Perth time.

The terms of Samson’s Rights Offer are described in its prospectus filed with the U.S. Securities and Exchange Commission on April 4, 2013. Other than the new expiration date, all of the terms of the Rights Offer described in the prospectus remain the same and will continue to apply during the extended period of the Rights Offer.

The revised U.S. timetable follows. The new delivery date for the ADSs is expected and subject to change. There can be no assurance that the issuance, delivery and trading of the securities will not be delayed.

Event	Date
ADS subscription period ends / Expiration date of Rights Offer for ADS holders	May 9, 2013
Ordinary shares subscription period ends / Expiration date of Rights Offer for ordinary shareholders	May 15, 2013
Expected date for delivery of new ADSs and availability for trading on NYSE MKT	May 22, 2013
Expiration date for exercising warrants issued in Rights Offer	March 31, 2017

SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303-296-3994 (US office) or 970-389-5047 (US cell)

TERRY BARR

Managing Director

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any of Samson’s securities, nor shall there be any offer or sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful without registration or qualification under the securities laws of the jurisdiction. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The Australian prospectus is available at www.asx.com.au. A copy of the U.S. prospectus and prospectus supplement may be obtained from the information agent, Georgeson Inc. at 800-213-0473.

Statements made herein that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “intend”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the prospectus and prospectus supplement for the Rights Offering as well as the Company's report to the U.S. Securities and Exchange Commission on Form 10-K, which are available at www.sec.gov.

Samson’s ordinary shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's ADSs are traded on the New York Stock Exchange MKT under the symbol "SSN".  Each ADS represents 20 fully paid ordinary shares. Samson has a total of 2,100 million ordinary shares issued and outstanding, which would be the equivalent of 105 million ADSs.  Accordingly, based on the NYSE MKT closing price of US$0.52 per ADS on March 25th, 2013, the Company has a current market capitalization of approximately US$54 million.  Correspondingly, based on the ASX closing price of A$0.023 on March 25th, 2013, the Company has a current market capitalization of A$48 million.